Exhibit 99.1

Ellomay Capital Reports Publication of Financial Results of Dorad Energy Ltd. for the Three Months
Ended March 31, 2017

Tel-Aviv, Israel, May 30, 2017 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today reported the publication in Israel of financial statements for the three months ended March 31, 2017 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4%.

On May 29, 2017, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.) (the “Luzon Group”), an Israeli public company that currently holds 50% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial results of Dorad for the quarter ended March 31, 2017 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Dori Energy) in its financial results for this period, which are currently expected to be published on or about June 22, 2017.  In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended March 31, 2017 - approximately NIS 674.7 million (or approximately USD 185.8 million, based on the exchange rate on March 31, 2017).

•	Dorad’s unaudited operating profit for the three months ended March 31, 2017 - approximately NIS 114.2 million (or approximately USD 31.4 million, based on the exchange rate on March 31, 2017).

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented, which include the winter and intermediate months of January, February and March are not indicative of full year results.

A translation of the financial results for Dorad as of and for the year ended December 31, 2016 and as of and for the three month periods ended March 31, 2016 and 2017 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Amos Luzon Entrepreneurship and Energy Group Ltd., Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain;

•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: miria@ellomay.com

Dorad Energy Ltd.
Interim Condensed Statement of Financial Position

	March 31	March 31	December 31
	2017	2016	2016
	NIS thousands	NIS thousands	NIS thousands
Assets
Cash and cash equivalents	178,149	302,470	80,967
Trade receivables	273,830	253,559	294,351
Other receivables	55,530	25,784	37,174
Pledged deposit	-	29,485	-
Total current assets	507,509	611,298	412,492

Restricted deposit	410,733	334,525	411,574
Prepaid expenses	45,409	46,416	45,938
Fixed assets	4,133,262	4,335,607	4,170,151
Intangible assets	7,893	9,233	8,551
Total non-current assets	4,597,297	4,725,781	4,636,214

Total assets	5,104,806	5,337,079	5,048,706

Liabilities
Current maturities of loans from banks	246,032	215,188	197,389
Current maturities of loans from related parties	70,000	130,000	80,000
Trade payables	285,849	319,910	293,613
Other payables	26,538	19,737	9,152
Financial derivatives	4,250	4,798	-
Total current liabilities	632,669	689,633	580,154

Loans from banks	3,362,423	3,297,603	3,367,832
Loans from related parties	110,800	403,557	151,638
Provision for dismantling and restoration	35,834	35,301	35,700
Deferred tax liabilities, net	77,050	70,826	65,618
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	3,586,267	3,807,447	3,620,948

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	239,912	194,041	201,646
Total equity	885,870	839,999	847,604

Total liabilities and equity	5,104,806	5,337,079	5,048,706

Dorad Energy Ltd.
Interim Condensed Statements of Profit and Loss

	For the three months ended		Year ended
	March 31		December 31
	2017	2016	2016
	NIS thousands	NIS thousands	NIS thousands
Revenues	674,687	609,942	2,299,565

Operating costs of the Power Plant

Energy costs	146,028	126,819	550,401
Electricity purchase and infrastructure services	330,409	304,355	1,104,826
Depreciation and amortization	51,446	51,339	209,057
Other operating costs	32,618	30,911	141,132

Total operating costs of the Power Plant	560,501	513,424	2,005,416

Profit from operating the Power Plant	114,186	96,518	294,149

General and administrative expenses	4,071	4,058	19,178

Operating profit	110,115	92,460	274,971

Financing income	498	212	7,025
Financing expenses	60,915	39,127	226,054

Financing expenses, net	(60,417)	(38,915)	(219,029)

Profit before taxes on income	49,698	53,545	55,942

Taxes on income	11,432	9,944	4,736

Profit for the period	38,266	43,601	51,206

Dorad Energy Ltd.
Interim Condensed Statements of Changes in Shareholders’ Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the three months
ended March 31, 2017

Balance as at
January 1, 2017	11	642,199	3,748	201,646	847,604

Profit for the period	-	-	-	38,266	38,266

Balance as at
March 31, 2017	11	642,199	3,748	239,912	885,870

For the three months
ended March 31, 2016

Balance as at
January 1, 2016	11	642,199	3,748	150,440	796,398

Profit for the period	-	-	-	43,601	43,601

Balance as at
March 31, 2016	11	642,199	3,748	194,041	839,999

For the year ended
December 31, 2016

Balance as at
January 1, 2016	11	642,199	3,748	150,440	796,398

Profit for the year	-	-	-	51,206	51,206

Balance as at
December 31, 2016	11	642,199	3,748	201,646	847,604

Dorad Energy Ltd.
Interim Condensed Statements of Cash Flows

	For the three months ended		Year ended
	March 31		December 31
	2017	2016	2016
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities
Profit for the period	38,266	43,601	51,206

Adjustments:
Depreciation, amortization and fuel consumption	70,090	57,632	238,484
Taxes on income	11,432	9,944	4,736
Financing expenses, net	60,417	38,915	219,029
	141,939	106,491	462,249

Change in trade receivables	20,521	25,423	(14,761)
Change in other receivables	(18,356)	6,211	(5,179)
Change in trade payables	(6,279)	73,640	48,807
Change in other payables	17,392	2,907	677
Change in employee benefits, net	-	-	-
	13,278	108,181	29,544

Net cash flows provided by operating activities	193,483	258,273	542,999

Cash flows from investing activities
Payment for settlement of financial derivatives	(1,849)	(322)	(2,017)
Payment of pledged deposit	-	-	29,486
Investment in long-term restricted deposits	(21,000)	-	(143,891)
Release of long-term restricted deposits	13,218	-	70,000
Long-term prepaid expenses	-	-	(1,056)
Investment in fixed assets	(31,982)	(5,203)	(25,415)
Investment in intangible assets	(31)	(1,481)	(2,804)
Interest received	498	15	624

Net cash flows used in investing activities	(41,146)	(6,991)	(75,073)

Cash flows from financing activities
Receipt of long-term loans from related parties	-	-	16,689
Receipt of long-term loans from banks	-	-	242,772
Repayment of loans from related parties	(39,628)	-	(147,219)
Repayment of loan from banks	-	-	(143,896)
Interest paid	(15,682)	(602)	(408,071)

Net cash flows used in financing activities	(55,310)	(602)	(439,725)

Net increase in cash and cash equivalents for the period	97,027	250,680	28,201

Effect of exchange rate fluctuations on cash and cash equivalents	155	(104)	872

Cash and cash equivalents at beginning of period	80,967	51,894	51,894

Cash and cash equivalents at end of period	178,149	302,470	80,967